Asia Times Holdings Limited

November 27, 2018

Via Edgar

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	Asia Times Holdings Limited

Draft Registration Statement on Form F-1

Filed on October 15, 2018

CIK No. 0001755058

Dear Mr. Spirgel:

This letter is in response to the letter dated November 8, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Asia Times Holdings Limited (the “Company”, “we”, “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Draft Amendment No. 1”) is being submitted confidentially to accompany this letter.

Corporate Structure, page 4

1. Please revise your corporate structure chart to also indicate the structure upon completion of your initial public offering. Include the percentage ownership in the registrant by public shareholders and material beneficial owners. Also, Ronghua Liu and Ka Feng's direct ownership and control over the operating entity in China and any ownership either has, or will have, in the issuer.

In response to the Staff’s comments, we revised the disclosure on page 4 of Draft Amendment No.1.

Risk Factors

Risks Relating to Doing Business in China

There are significant uncertainties under the Draft Foreign Investment Law..., page 14

2. Revise your general risk factor captions throughout this section to specifically highlight the risk of non-compliance facing the company. For example, where regulatory compliance is predicated on filings and registrations with the appropriate Chinese regulatory body and the required actions have not yet been taken, the potential violative non-action should be prominently highlighted in the caption, with the text of the risk factor providing the necessary context.

In response to the Staff’s comments, we revised the disclosure on page 17 of Draft Amendment No.1. We also inserted two new separate risk factors on page 18 of Draft Amendment No.1 to disclose that we are currently not in compliance with PRC regulations relating to employee’s social security fees or housing funds.

3. Clarify in a separately captioned risk factor that you are not required by current Chinese law to operate your business through a VIE structure because direct foreign ownership of your operating company in China is not restricted nor prohibited. Highlight by voluntarily using the VIE structure, shareholders are subject to greater uncertainty as to the legality of their share ownership.

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Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China Tel: (+86) 0755-8695-0818

In response to the Staff’s comments, we inserted a new separate risk factor that we operate through a VIE structure due to restrictions on the transfer of Qianhai shares, imposed by applicable PRC laws even though the PRC laws and regulations do not currently prohibit direct foreign ownership of our operating company, Qianhai, in China.

We also highlighted that by using a VIE structure under such circumstances, shareholders are subject to greater uncertainty as to the legality of their share ownership. Please refer to the revised disclosure on page 21 of Draft Amendment No.1.

Our contractual arrangements with Qianhai and its shareholders may not be effective..., page 18

4. Disclose whether either of the two shareholders of Qianhai have any material relationships with any of the principal shareholders of the Company.

In response to the Staff’s comments, we inserted additional disclosure regarding any material relationships between the shareholders of Qianhai and any of the principal shareholders of the Company. Please refer to the revised disclosure on pages 19, 20 and 55 of Draft Amendment No.1.

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering, page 27

5. Please revise to disclose the number of shares that could be sold pursuant to Rule 144 during the pendency of this offering.

In response to the Staff’s comments, we revised the disclosure on page 29 of Draft Amendment No.1 to disclose the number of shares that could sold pursuant to the Rule 144 during the pendency of the offering.

Use of Proceeds, page 31

6. We note that you intend to use the net offering proceeds for purposes that relate to your operations conducted in the PRC. We also note that you are only permitted under PRC laws and regulations to provide funding to your PRC subsidiary through loans and capital contributions and to your VIE through loans, subject to applicable government registration and approval requirements. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiary, and to make loans to your VIE. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and that you will need to convert any capital contributions or loans from U.S. dollars to RMB. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for the intended purposes.

In response to the Staff’s comments, we revised our disclosure on page 33 of Draft Amendment No.1 and inserted a new risk factor on page 14 of Draft Amendment No.1 relating to PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion.

7. Expand the use of proceeds table to highlight the amount and use of proceeds at levels between the minimum and maximum offering amounts.

In response to the Staff’s comments, we revised the disclosure on page 33 of Draft Amendment No.1.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 36

8. Explain the "Registration fee" component of your operating revenues.

In response to the Staff’s comments, we revised the disclosure on page 40 of Draft Amendment No.1.

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Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China Tel: (+86) 0755-8695-0818

Plan of Operation, page 39

9. Explain how you expect to generate revenues from your news and media website.

In response to the Staff’s comments, we revised the disclosure on page 42 of Draft Amendment No.1 to explain how we expect to generate revenues from our news and media website.

Regulations, page 66

10. We note your characterization of regulations discussed in this section as those that "are relevant to our business and operations in China." However, the discussion focuses on summarizing regulations without explaining how they impact your operations in China, and in some case, the regulations do not apply to your operations in China. For example, your summary of the M&A Rules concludes with a statement that "the M&A Rules do not apply to Huaya Consultant." If that is the case, it is not clear why the discussion of the M&A rules is included? Please advise and/or revise.

In response to the Staff’s comments, we revised the disclosure in the Regulations section on pages 68-74 of Draft Amendment No.1 to clarify how these regulations apply to our operations in the PRC.

Financial Statements

Note 1 - Organization and Business Description, page F-7

11. Refer to the disclosure on page F-7 that your equity interest in Qianhai Asia Times (Shenzen) International Fund Management Co., Ltd. was "spun-off". We also note the disclosure on page 84 that you sold 45% of your equity ownership in Qianhai Asia Times (Shenzen) International Fund Management Co., Ltd. for RMB 31,500 ($4,586) on August 13, 2018. Please revise the disclosure to resolve this inconsistency.

In response to the Staff’s comments, we revised our disclosure on pages 87 and F-7 of Draft Amendment No.1.

Note 14 - Subsequent Events, page F-20

12.       Please expand the disclosure of the acquisition of the financial and news media platform, CNNM, in September 2018 to include the purchase price allocation, if material.

In response to the Staff’s comments, we revised our disclosure on page F-20 of Draft Amendment No.1.

Signatures, page II-4

13.       Please revise to indicate who is signing in the capacity of principal accounting officer or controller. Please refer to Form F-1, Signatures, Instructions.

In response to the Staff’s comments, we revised disclosure on page II-4 of Draft Amendment No.1.

General

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

15. We note that you cite to industry research for information and statistics regarding business and economic trends. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with the offering. We note by way of example only the Industry Overview Report prepared by Frost Sullivan Information Ltd., referenced on page 2, and the International Monetary Fund statistic cited at page 46.

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Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China Tel: (+86) 0755-8695-0818

The information and statistics regarding business and economic trends we cite in Draft Amendment No.1 are all from an Independent Market Research Report prepared by Frost Sullivan Information Ltd. (“Frost & Sullivan”) for us in connection with the offering. The Frost & Sullivan Independent Market Research Report sources information and statistics from: (i) publicly available materials published by government agencies and third parties, such as the Ministry of Commerce of PRC, the National Bureau of Statistics of PRC, and the Nasdaq; and (ii) proprietary data collected and prepared by Frost & Sullivan based on expert interviews and primary market research conducted by Frost & Sullivan.

In response to the Staff’s comments, the Company encloses as Annex A to this letter the relevant portions of the Frost & Sullivan Industry Market Research Report supporting the corresponding statements in Draft Amendment No. 1.

In responding to your comments, the Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

Very truly yours,

/s/ Qiuli Wang
Name:	Qiuli Wang
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China Tel: (+86) 0755-8695-0818

Annex A

Item	Statement in Draft Amendment No.1	Page Number in Draft Amendment No.1	Page Number in the Market Research Report by Frost & Sullivan
A	Based on expert interviews and primary market research conducted by Frost & Sullivan, it is estimated that, from 2013 to 2017, the overall financial consultancy market in China increased from RMB136.9 billion to RMB257.2 billion at a compound annual growth rate, or CAGR, of 17.1%; and looking forward, it is forecasted that the economy in China will maintain a steady growth momentum over the next 5 years, and by 2022 the financial consultancy market is expected to reach RMB506.0 billion, at a CAGR of 14.2%.	Page 2	Page 17
B	According to the International Monetary Fund (IMF), the nominal GDP of China increased from RMB59,696.3 billion in 2013 to RMB81,133.0 billion in 2017 at a CAGR of 8.0%. Driven by strong domestic consumption, ambitious government policy direction and active financing activities, the overall economy in China is expected to be at a CAGR of 8.2% from 2018 to 2022 (according to Frost & Sullivan). Driven by the social and economic development in China, the overall direct investment (inward and outward) in China increased from USD 123.9 billion in 2013 to approximately USD 133.7 billion in 2016, representing a CAGR of 2.6%	Page 48	Page 5

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Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China Tel: (+86) 0755-8695-0818

Asia Times Holdings Limited

A	Based on expert interviews and primary research conducted by Frost & Sullivan, it is estimated that, from 2013 to 2017, the overall financial consultancy market in China increased from RMB136.9 billion to RMB257.2 billion at a CAGR of 17.1%; and looking forward, it is forecasted that the economy in China will maintain a steady growth momentum in the next five years and by 2022, the financial consultancy market is expected to reach RMB506.0 billion, at a CAGR of 14.2%	Page 48	Page 17
C	Underpinned by the robust growth of the capital market in the PRC in recent years, the total number of listed companies in the PRC witnessed a steady growth from 2,489 in 2013 to 3,485 in 2017, representing a CAGR of 8.8% from 2013 to 2017. In addition, the number of listed companies on the Shanghai Stock Exchange (SSE) and Shenzhen Stock Exchange (SZSE) increased at a positive CAGR of 10.0% and 8.0% from 2013 to 2017 respectively. From 2012 to 2013, the PRC authorities prohibited IPOs resulting in zero newly listed companies occurring in 2013. From 2014 onward, the government re-approved IPO applications and therefore the total number of newly listed companies in the PRC rapidly increased at a CAGR of 51.7% from 2014 to 2017.	Page 49	Pages 7-8

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Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China Tel: (+86) 0755-8695-0818

Asia Times Holdings Limited

D	The expansion of the capital market and demand for fund raising is highlighted by the growth of listed companies. According to the market data provided by the Hong Kong Exchanges and Clearing (HKEx), the total number of listed companies in Hong Kong increased from 1,643 in 2013 to 2,118 in 2017, representing a CAGR of approximately 6.6%. In addition, the number of newly listed companies in Hong Kong saw an overall growth from 110 in 2013 to 174 in 2017 at a CAGR of approximately 12.2% from 2013 to 2017. The growing number of listed companies in Hong Kong underpinned the demand for IPO consulting services as listed companies require consulting services in order to comply with the listing requirements specified by the HKEx.	Pages 49-50	Pages 9-10
E

From 2014 to 2017, the total number of existing listed companies on the NYSE and Nasdaq slightly decreased, primarily due to stringent listing regulations and increasing M&A activities in the US capital markets in recent years; from 2014 to 2017, the total number of newly listed companies on the NYSE and Nasdaq increased from 290 in 2014 to 317 in 2017, representing a CAGR of 3.0%; and as of September 11, 2018, there were 153 Chinese companies listed on the NYSE or Nasdaq

		Page 50	Pages 12-14

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Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China Tel: (+86) 0755-8695-0818

Asia Times Holdings Limited

F	The total revenue of financial news media providers increased from RMB3.5 billion in 2013 to RMB6.2 billion in 2017, with a CAGR of 15.2% from 2013 to 2017; and with the continuous expansion of capital markets in the PRC and Hong Kong, the demand for such services are expected to grow; therefore, the market size by revenue of the financial news media industry is expected to grow at a CAGR of 17.1% from 2018 to 2022.	Page 51	Page 18
G	Based on expert interviews and primary research conducted by Frost & Sullivan, the financial training and education market by number of students in China has been growing from 5.4 million in 2013 to 9.5 million in 2017, at a CAGR of 15.4%.	Page 51	Page 19
H	In order to encourage PRC companies to go public, governments from different municipalities and provinces have established various schemes and policies to subsidize these companies.	Page 53	Page 21

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Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China Tel: (+86) 0755-8695-0818

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” beginning on page 9 before deciding whether to buy our Ordinary Shares. This prospectus contains certain estimates and information from an industry report (“Frost & Sullivan Report”) commissioned by us and prepared by Frost & Sullivan Inc. (“Frost & Sullivan”), an independent market research firm, regarding our industries and our market positions in China, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Overview

Our Company

Since November 2015, through our variable interest entity (“VIE”), Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”), we have provided consulting services to small and medium-sized enterprises in mainland China. The focus of our consulting business has been to provide comprehensive consulting services designed to help small and medium-sized enterprises become public companies. We generated a total revenue of approximately US$104,000, US$3,635,000, and US$5,308,000 for the fiscal years ended July 31, 2016, 2017, and 2018, respectively. The revenues generated from consulting service were $49,253, $3,469,224, and $5,236,196 for the fiscal years ended July 31, 2016, 2017, and 2018, respectively. Before we are able to provide new clients with personalized going public consulting services, a one-time registration fee is charged to set up the clients’ accounts and profiles in our system. The revenue generated from the registration fee amounted to $54,921, $166,147, and $71,695 for the fiscal years ended July 31, 2016, 2017, and 2018, respectively.

Beginning in August 2018, to complement and facilitate the growth of our consulting services, we launched AT Consulting Center to provide financial consulting services in Shenzhen, and in September, 2018, we acquired www.chinacnnm.com (“CNNM”), a news and media website focused on distributing financial news and information. Although upfront capital and human investments are required, we believe positive synergies can be generated by effectively integrating these two new business ventures with our existing consulting services, and we expect they will contribute to our growth in the long run.

We have experienced substantial growth since our inception in 2015. Currently, all our consulting clients are located in mainland China, but our goal is to become an international consulting company with clients and offices throughout Asia.

Industry Background

The PRC economy has grown significantly since the PRC government introduced economic reforms in the late 1970s. This growth has accelerated since China entered the World Trade Organization in 2001. The China capital market has experienced rapid growth ever since the global financial crisis occurred in late 2008. PRC domestic companies are looking for opportunities in China as well as abroad to increase their presence in the global market. It is expected that financing activities such as mergers and acquisitions, and initial public offerings, will become more prosperous than before. Financial consultancy services are particularly important in these kind of transactions as consultants can assist their clients with strategy planning and other professional services. The financial consultancy market has been growing rapidly in recent years driven by factors including rising prosperous M&A and financing activities, strong government support in terms of regulating policies and measures, enhanced participation of more parties and growing awareness of the importance of financial consultancy by downstream enterprises. Based on expert interviews and primary market research conducted by Frost & Sullivan, it is estimated that, from 2013 to 2017, the overall financial consultancy market in China increased from RMB136.9 billion to RMB257.2 billion at a compound annual growth rate, or CAGR, of 17.1%; and looking forward, it is forecasted that the economy in China will maintain a steady growth momentum over the next 5 years, and by 2022 the financial consultancy market is expected to reach RMB506.0 billion, at a CAGR of 14.2%.

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INDUSTRY

Industry Overview

This Section contains certain estimates and information from an industry report commissioned by us and prepared by Frost & Sullivan Inc. (“Frost & Sullivan”), an independent market research firm, regarding our industries and our market positions in China, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Overview of Financial Services Industry in China

According to the International Monetary Fund (IMF), the nominal GDP of China increased from RMB59,696.3 billion in 2013 to RMB81,133.0 billion in 2017 at a CAGR of 8.0%. Driven by strong domestic consumption, ambitious government policy direction and active financing activities, the overall economy in China is expected to be at a CAGR of 8.2% from 2018 to 2022 (according to Frost & Sullivan). Driven by the social and economic development in China, the overall direct investment (inward and outward) in China increased from USD 123.9 billion in 2013 to approximately USD 133.7 billion in 2016, representing a CAGR of 2.6%:

Source:   Ministry of Commerce of PRC, Frost & Sullivan Report

Financial Consultancy Market in China

The China capital market has experienced rapid growth ever since the global financial crisis occurred in late 2008. PRC domestic companies are looking for opportunities in China as well as abroad to increase their presence in the global market. It is expected that financing activities such as mergers and acquisitions, and initial public offerings, will become more frequent. Financial consultancy services are particularly important in these transactions as consultants can assist their clients with strategic planning and other professional services. The financial consultancy market has been growing rapidly in recent years driven by factors including rising M&A and financing activities, strong government support in terms of regulating policies and measures, enhanced participation of more parties and growing awareness of the importance of financial consultancy by enterprises. Based on expert interviews and primary research conducted by Frost & Sullivan, it is estimated that, from 2013 to 2017, the overall financial consultancy market in China increased from RMB136.9 billion to RMB257.2 billion at a CAGR of 17.1%; and looking forward, it is forecasted that the economy in China will maintain a steady growth momentum in the next five years and by 2022, the financial consultancy market is expected to reach RMB506.0 billion, at a CAGR of 14.2%. (according to Frost & Sullivan)

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Source:   Frost & Sullivan Report

Underpinned by the robust growth of the capital market in the PRC in recent years, the total number of listed companies in the PRC witnessed a steady growth from 2,489 in 2013 to 3,485 in 2017, representing a CAGR of 8.8% from 2013 to 2017. In addition, the number of listed companies on the Shanghai Stock Exchange (SSE) and Shenzhen Stock Exchange (SZSE) increased at a positive CAGR of 10.0% and 8.0% from 2013 to 2017 respectively. From 2012 to 2013, the PRC authorities prohibited IPOs resulting in zero newly listed companies occurring in 2013. From 2014 onward, the government re-approved IPO applications and therefore the total number of newly listed companies in the PRC rapidly increased at a CAGR of 51.7% from 2014 to 2017.

Source:   National Bureau of Statistics of the PRC, SSE, SZSE, Frost & Sullivan Report

The expansion of the capital market and demand for fund raising is highlighted by the growth of listed companies. According to the market data provided by the Hong Kong Exchanges and Clearing (HKEx), the total number of listed companies in Hong Kong increased from 1,643 in 2013 to 2,118 in 2017, representing a CAGR of approximately 6.6%. In addition, the number of newly listed companies in Hong

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Kong saw an overall growth from 110 in 2013 to 174 in 2017 at a CAGR of approximately 12.2% from 2013 to 2017. The growing number of listed companies in Hong Kong underpinned the demand for IPO consulting services as listed companies require consulting services in order to comply with the listing requirements specified by the HKEx.

Source:   HKEx, Frost & Sullivan Report

Capital markets in the United States have had steady developments in recent years. Based on the market data provided by the Nasdaq Stock Market and World Federation of Exchange, from 2014 to 2017, the total number of existing listed companies on the NYSE and Nasdaq slightly decreased, primarily due to stringent listing regulations and increasing M&A activities in the US capital markets in recent years; from 2014 to 2017, the total number of newly listed companies on the NYSE and Nasdaq increased from 290 in 2014 to 317 in 2017, representing a CAGR of 3.0%; and as of September 11, 2018, there were 153 Chinese companies listed on the NYSE or Nasdaq. (according to Frost & Sullivan)

Source:   World Federation of Exchange, Nasdaq, Frost & Sullivan Report

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Total Number of Newly Listed Companies on NYSE and Nasdaq Originating from China, 2013 – 2018

	2013	2014	2015	2016	2017	2018*
Nasdaq	2	8	8	5	21	18
NYSE	1	2	1	2	2	1

*	2018 refers to the period from January 1, 2018 to September 27, 2018

Source:	World Federation of Exchange, Nasdaq, Frost & Sullivan Report

Financial Media Service Market in China

The improving economy of the PRC has been directly driven by the robust capital market in recent years. As a result, the demand for up-to-date financial information on the internet has grown rapidly. In general, financial news media providers offer financial analysis and insight for investors. Online commercial advertisements provide streams of income for financial news media providers. Based on expert interviews and primary market research conducted by Frost and Sullivan, the total revenue of financial news media providers increased from RMB3.5 billion in 2013 to RMB6.2 billion in 2017, with a CAGR of 15.2% from 2013 to 2017; and with the continuous expansion of capital markets in the PRC and Hong Kong, the demand for such services are expected to grow; therefore, the market size by revenue of the financial news media industry is expected to grow at a CAGR of 17.1% from 2018 to 2022.

Source:   Frost & Sullivan Report

Financial Training and Education Market in China

Underpinned by the strong economic growth and rising disposable income per capital in China, the demand for financial training and education in the PRC has been increasing. According to the Guiding Opinions of the State Council on Actively Advancing the “Internet plus” Action by the State Council of the PRC, the government has been promoting the synergy between the internet and financial training and education. Based on expert interviews and primary research conducted by Frost & Sullivan, the financial training and education market by number of students in China has been growing from 5.4 million in 2013 to 9.5 million in 2017, at a CAGR of 15.4%. (according to Frost & Sullivan)

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Strong government support.   In order to encourage PRC companies to go public, governments from different municipalities and provinces have established various schemes and policies to subsidize these companies. Below is a list of examples of subsidies offered by municipal or provincial governments:

Issuing Department	Issuing Date	Amount of Subsidy
Beijing Municipal Government	May 24, 2018	Depending on the Listing stock market, the maximum amount is RMB6.0 million.
Hubei Provincial Government	April 27, 2018	For companies planning to list on SSE and SZSE: Maximum amount of RMB4.0 million. For companies planning to list on an oversea stock market: Maximum amount of RMB3.0 million.
Shenzhen Municipal Government	December 10, 2017	For companies planning to list on an oversea stock market: Maximum amount of RMB5.0 million.
Jinan City Government	June 6, 2018	For companies planning to list on an oversea stock market: Maximum amount of RMB5.0 million. For companies planning to list on the OTC. Maximum amount of RMB2.0 million.
Guangdong Provincial Government	August 31, 2018	For companies planning to list on SSE and SZSE: Maximum amount of RMB3.0 million. For companies successfully listed on the OTC Market: RMB500 thousand.

Source:   Frost & Sullivan Report

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